UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Mueller Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

624756102
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

September 2, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 624756102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 6

1	NAME OF REPORTING PERSON:		BEI-Longhorn, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	10,135,259
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	10,135,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,135,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14	TYPE OF REPORTING PERSON:		OO

This Amendment No. 9 (this “Amendment”) amends the Statement on Schedule 13D originally filed on July 15, 2011 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Mueller Industries, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On September 2, 2011, Leucadia and the Company entered into a standstill agreement, which is described in Item 6 of this Amendment and incorporated herein by reference.

            On September 2, 2011, the Company announced that two Leucadia designees were elected to the Company’s Board of Directors (the “Board”), as further described in Item 6 of this Amendment and incorporated herein by reference.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On September 2, 2011, Leucadia and the Company entered into a two year standstill agreement (the “Standstill Agreement”) providing for, among other matters, a cap of 27.5% ownership for the Reporting Persons (subject to certain provisions), representation for Leucadia on the Board (with Leucadia having the right to designate two of the Company’s directors, subject to reduction in certain circumstances, and the Company agreeing not to increase the size of the board above ten directorships without the consent of both Leucadia’s designees to the Board and a majority of the Board unaffiliated with Leucadia), Leucadia’s agreement to vote for the Board’s director nominees, certain restrictions on proposals that may be made by the Reporting Persons (including as to the composition of the Board) without approval of the Board, Leucadia’s agreement not to sell to any person or group who holds, or after giving effect to a sale would hold, in excess of 4.9% of the Company’s common stock and the Company’s agreement to enter into a registration rights agreement covering all shares of the Company’s common stock owned by Leucadia, all on the terms and conditions set forth in the Standstill Agreement. The Standstill Agreement will terminate early if the Reporting Persons own less than 5% of the Common Stock for 90 days and upon the happening of certain other events.  The Standstill Agreement is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference.

Pursuant to the Standstill Agreement, on September 2, 2011, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission announcing, among other things, that the Board had created two new director positions and elected Ian M. Cumming, Chairman of Leucadia, and Joseph S. Steinberg, President of Leucadia, to fill those positions.

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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Standstill Agreement, dated September 2, 2011, between Leucadia National Corporation and Mueller Industries, Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI ARCH HOLDINGS, LLC
By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI-LONGHORN, LLC

By:	BEI Arch Holdings, LLC
Its Sole Member

By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

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EXHIBIT INDEX

Exhibit No.
1	Standstill Agreement, dated September 2, 2011, between Leucadia National Corporation and Mueller Industries, Inc.